[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 23, 2013

VIA E-MAIL & EDGAR

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Re:	KCG Holdings, Inc.

Registration Statement on Form S-4

Amended May 13, 2013

File No. 333-186624

Dear Ms. Hayes:

Set forth below are responses of KCG Holdings, Inc. (formerly Knight Holdco, Inc.) (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated May 21, 2013 regarding the Company’s second amendment to its registration statement on Form S-4, filed on a Form S-4/A with the Commission on May 13, 2013 (as amended, the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and we are furnishing to the Staff supplementally six courtesy copies of the Form S-4/A marked to show changes from the Company’s Amendment No. 2 to the Registration Statement as filed on May 13, 2013 (File No. 333-186624). Capitalized terms not defined in this letter shall have the meanings set forth in the Registration Statement.

The Staff’s comments, indicated in bold, are followed by responses on behalf of Knight, GETCO and the Company (with respect to the Registration Statement). Page numbers referenced in the responses refer to page numbers in Amendment No. 3.

Registration Statement on Form S-4

Selected Historical Consolidated Financial Data of Knight, page 30

Consolidated Statements of Operational Data, page 30

1.	We note that you excluded amounts below your net (loss) income (i.e., “Dividend on convertible preferred shares” and “Deemed dividend related to beneficial conversion feature of convertible preferred shares”), as well as your basic and diluted earnings per share data from your continuing and discontinued operations on page 31. We continue to believe that this information is useful to an investor. Please revise your disclosure to include the aforementioned in your next amendment.

Leonard J. Amoruso

Knight Holdco, Inc.

May 23, 2013

In response to the Staff’s comment, we have revised the disclosure on page 31.

Comparative Per Share/Unit Data, page 40

2.	Please expand your disclosure in note (3) on page 41 to disclose that the earnings (loss) per share historical data disclosed does not include the impact of $0.08 and $0.06 loss per share (for basic and diluted, respectively) from discontinued operations for the three months ended March 31, 2013 and $0.67 loss per share (for basic and diluted) for the year ended December 31, 2012.

In response to the Staff’s comment, we have revised the disclosure on page 41.

KCG could experience additional losses and liabilities as a result of the technology…, page 62

3.	We note your response to prior comment 1 and continue to believe a discussion of the internal review of the August 1 trading losses and the findings of the review are warranted, as opposed to limiting your disclosure to the remedial actions. Your disclosure should summarize the results of the internal review, including specifying whether the review has been completed and whether all remedial actions have been completed.

In response to the Staff’s comment, we have revised the disclosure on page 63.

Information about the Company, page 78

Core strengths and key competitive differentiators of KCG Holdings, Inc., page 88

4.	We note your statement that based on publicly available information for the three months ended March 31, 2013, you would have a 16% market share in cash equities market making on US exchanges and a 4% on European exchanges. Please revise your disclosure to identify the publicly available information you reference.

In response to the Staff’s comment, we have revised the disclosure on page 88 to identify the publically available information referenced in the “Core strengths and key competitive differentiators of KCG Holdings, Inc.” section.

5.	We note your statement that Knight and GETCO continued to provide liquidity to the financial markets and while benefiting from market conditions through increased profitability. Please expand your disclosure to explain this statement in light of the decrease in profitability during the past year.

In response to the Staff’s comment, we have revised the disclosure on page 88 to remove the statement referenced above.

Material U.S. Federal Income Tax Consequences, page 150

Leonard J. Amoruso

Knight Holdco, Inc.

May 23, 2013

6.	Please revise the “Tax Treatment of the Mergers Generally” discussion to clarify that the mergers will be treated as a transaction described in Section 351 of the Code and clarify that a transaction described in Section 351 means that it will be exempt from taxation. Additionally, identify counsel and refer to long form opinions filed as exhibits.

In response to the Staff’s comment, we have revised the disclosure on page 151 to clarify that the mergers will be treated as a tax-exempt transaction as described in Section 351 of the Code. Additionally, we identified tax counsel and made reference to the opinions as requested above.

Financing Matters, page 154

Financing Plan, page 155

Anticipated financing, page 155

7.	We understand that Funding SPV is planning to launch an offering of senior secured second lien notes in the amount of $305 million. Please revise your disclosure here and elsewhere throughout your proxy/prospectus to provide an update on the progress of the launch, and clarify whether firm commitments have been received for this financing.

In response to the Staff’s comment, we have revised the disclosure on page 155 to provide an update on the status of the offering of senior secured second lien notes.

Anticipated First Lien Credit Facilities, page 156

8.	We understand that KCG is planning to arrange first lien credit facilities in an aggregate principal amount of $555 million, consisting of a term loan facility and revolving credit facility. Please revise your disclosure here and elsewhere throughout your proxy/prospectus to provide an update on the status of the aforementioned credit facilities.

In response to the Staff’s comment, we have revised the disclosure on pages 155-158 to provide an update on the status of the first lien credit facility.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 184

Notes to the Unaudited Pro Forma Financial Statements – Minimum Case, page 190

Unaudited Pro Forma Balance Sheet, page 190

9.

We note that in adjustment (a) you used anticipated financings rather than committed financings to reflect the incurrence of debt. In conjunction with our comments above under Financing Plan, please explain to us how you determined that your anticipated

Leonard J. Amoruso

Knight Holdco, Inc.

May 23, 2013

financing arrangement(s) met the factually supportable criterion within Rule 11-02 of Regulation S-X. If you determine that you cannot meet each of the criteria of Rule 11- 02, consider using your committed facilities as the sources of funds. We would not object to supplemental footnote disclosure identifying the anticipated facilities as your sources of funds along with the corresponding financial impact.

On May 13, 2013, Funding SPV launched an offering of senior secured second lien notes in an aggregate principal amount of $305.0 million. On May 21, 2013, Funding SPV entered into a purchase agreement with Jefferies LLC (as representative of the initial purchasers) for $305.0 million aggregate principal of 8.250% Senior Secured Notes due 2018. The offering is closing on June 5, 2013.

Also, on May 13, 2013, GETCO and Knight launched the marketing and syndication of the first lien credit facility in an aggregate principal amount of up to $535.0 million. The first lien credit agreement and intercreditor agreement has been agreed with the lead arrangers of the first lien credit facility and has been posted to the lender syndicate. Syndication of the planned first lien credit facility was closed on May 21, 2013 with pricing set at LIBOR plus 450 basis points and final allocations are planned for the week of May 27, 2013.

Accordingly, given the status of the financings, we believe we satisfy the factually supportable criterion of Rule 11-02. As noted above, we have revised our disclosure throughout the Registration Statement to reflect the current status of the financings.

10.	Please revise adjustment (b) to reflect Long-term debt at its estimated fair value at March 31, 2013. In addition, revise your Accrued expenses and other liabilities to reflect the mandatory prepayment penalty ($32.5 million which you currently present in long-term debt, see vii) that will be incurred as a result of the planned redemption of your long-term debt at the time of the merger.

In response to the Staff’s comment, we have revised adjustment (b) on pages 191-192.

11.	We note your revisions to adjustment (f); however, it is not clear to us how you determined the amount of shares used in the calculation of the current Knight RSU holders (5.6 million shares/RSUs) in (ii). Please advise or revise as necessary.

In response to the Staff’s comment, we have revised adjustment (f) on page 194.

Exhibit 5.1

12.

We refer to the language in the penultimate paragraph of the legality opinion that counsel expresses “no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in the Warrants and the warrant agreement with respect to the Warrants.” Please tell us how this qualification is

Leonard J. Amoruso

Knight Holdco, Inc.

May 23, 2013

consistent with counsel’s obligation to opine that the warrant is a binding obligation under the law of the jurisdiction governing the warrant agreement. Alternatively, please have counsel revise its opinion to remove the referenced language.

In response to the Staff’s comment, we have revised Exhibit 5.1 to the Registration Statement to remove the referenced language.

Exhibits 8.1 and 8.2

13.	We note that counsel has opined only as to the whether the mergers, taken together, will be treated as a transaction as described in Section 351 of the Internal Revenue Service Code. Please note that merely identifying the statutory section of the IRS Code is insufficient and that the tax opinions must identify and address each material tax consequence to investors and set forth a basis for the opinion in the form an analysis. Please file revised tax opinions. If you wish to provide a “short-form” opinion, please have counsel revise the opinions and the prospectus to state clearly that the disclosure set forth in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” is the opinion of the named counsel and revise the discussion in your document to provide the requested information.

In response to the staff’s comment, we have revised the tax opinions of both Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP to state that it is our respective opinions that the tax disclosure under the heading “Material U.S. Federal Income Tax Consequences of the Mergers” is correct in all material respects, subject to the qualifications and limitations contained in the opinions and disclosure.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1381 or by email at NGDemmo@wlrk.com.

Sincerely,

/s/ Nicholas G. Demmo

Nicholas G. Demmo

cc.	Via E-mail

Leonard J. Amoruso

(KCG Holdings, Inc.)

Andy Greenstein

(Knight Capital Group, Inc.)

John McCarthy

(GETCO Holding Company, LLC)